UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Compliance with Nasdaq Listing Rule 5550(b)(1)

As of August 31, 2024, we were not in compliance with The Nasdaq Stock Market LLC’s (“Nasdaq”) Listing Rule 5550(b)(1) which requires that companies listed on Nasdaq maintain a minimum stockholders’ equity requirement of US$2,500,000 (the “Stockholders’ Equity Requirement”). As we reported in our Annual Report on Form 20-F for the fiscal year ended August 31, 2024 (the “Form 20-F”), our stockholders’ equity as of such date was approximately US$2.3 million which was below the amount set out in the Stockholders’ Equity Requirement.

Subsequent to the end of our August, 31, 2024 fiscal year, we:

•	entered into a subscription agreement on September 13, 2024 with investors for the purchase and sale of 377,778 of our common shares for net proceeds of approximately US$3.4 million) in a private placement (as disclosed in in a report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2024); and

•	we entered into an ATM Sales Agreement with ThinkEquity LLC to establish an “at-the-market” offering of our common shares, as disclosed in a report on Form 6-K filed with the SEC on October 18, 2024. As on January 2, 2025, we have sold common shares pursuant to the ATM Sales Agreement for net proceeds of approximately US$6.5 million.

As a result of the foregoing events, as of the date of this Report on Form 6-K, we believe that we have regained compliance with the Stockholders’ Equity Requirement. Nevertheless, Nasdaq will continue to monitor our ongoing compliance with the Stockholders’ Equity Requirement, and if we do not evidence compliance at the time of our next periodic report, we may be subject to delisting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Raffi Sossoyan
Raffi Sossoyan
Chief Financial Officer

Date: January 6, 2025